Exhibit 99.1


         October 22, 2002


         For media inquiries:                For financial inquiries:
         Katherine Taylor                    John Hecht
         Investor Relations Manager          Chief Financial Officer
         815-961-7164                        815-961-2787

          AMCORE FINANCIAL, INC. REPORTS THIRD QUARTER EPS OF 43 CENTS

                                  FlashResults
                      AMCORE Financial, Inc. (Nasdaq: AMFI)
                  (Numbers in Thousands, Except Per Share Data)

             3rd quarter ended     YTD        3rd quarter ended      YTD
                  09/30/02                         09/30/01

Net Revenues      $51,554        $147,048          $48,697         $145,911
Net Income        $10,683        $ 31,192          $10,743         $ 30,699
Average Shares     24,923          24,899           25,640           25,966
EPS                 $0.43           $1.25            $0.42            $1.18

     ROCKFORD, IL -- AMCORE Financial, Inc. (Nasdaq: AMFI) reported diluted earnings per share for third quarter 2002 of $0.43, a 2.4 percent increase, compared to $0.42 per diluted share in the third quarter of 2001. Net income for the third quarter was essentially flat at $10.7 million compared to the prior-year period. Asset quality, especially non-performing loans as a percentage of total loans, improved compared to both the same period a year ago and the previous quarter.

     Commenting on AMCORE's results, Kenneth E. Edge, president and chief executive officer, said: "Third quarter results were strong and showed significant growth in deposits and loan volumes as well as improvements in asset quality. Especially gratifying is the third quarter's earnings growth despite significant additional costs associated with the branch expansion program and other charges associated with mortgage servicing rights impairment and the accrual of early retirement obligations for the former Chief Executive Officer."

     Highlights
     ----------

     o Net interest income increased 13 percent to $33.9 million from $29.9 million a year ago.

     o    The net interest margin improved 6 basis points to 3.55 percent from
          3.49 percent during the same period in 2001 and improved 4 basis points from 3.51 percent at June 30, 2002.

     o Loan balances grew 11 percent from a year ago and were up 15 percent on an annualized basis from the second quarter.

     o Total non-interest income, excluding the $1.8 million gain on branch sales and a $1 million gain from cash received on the merger of an ATM service provider in third quarter 2001, increased 6 percent or $904,000.

     o Provisions for loan losses decreased $1.3 million compared to a year ago due to improving 90- day past due loans and lower charge-offs.


                                     1 of 4

     o Total non-performing loans as a percentage of loans decreased to 0.99 percent, down from 1.07 percent at September 30, 2001 and 1.10 percent at June 30, 2002.

     o New branches opened since April 2001 have contributed total loans of $165 million and total deposits of $53 million at September 30, 2002.


     Third Quarter Results
     ---------------------

     Net interest income in the third quarter 2002 was up 13 percent from a year ago, or $4.0 million, due to strong loan growth and improvement in the net interest spread caused by a sharp decline in total funding costs. The net interest margin increased to 3.55 percent, a 6 basis point increase from 3.49 percent during the same quarter a year ago and a 4 basis point increase from
3.51 percent in the second quarter of 2002.

     Provisions for loan losses declined $1.3 million, or 28 percent, due to lower 90-day past due and still accruing loans and lower charge-offs compared to third quarter 2001. The 90-day past due and still accruing loans were down 58 percent or $10.4 million compared to a year ago.

     Average loans rose $247 million to $2.7 billion, a 10 percent increase from the third quarter of 2001. The growth was due to increases of $162 million in consumer loans, principally indirect automobile lending, and $156 million in commercial lending driven by expansion into the Chicago suburban markets and Madison.

     Partially offsetting this growth was a $71 million, or 18 percent, decline in 1-to-4 family real estate loans. These loans declined due to the impact of refinancing in this historically low mortgage interest rate environment. The high level of refinance activity is expected to continue in the fourth quarter of 2002, which will continue to reduce the 1-to-4 family portfolio.

     This interest rate environment has also increased the level of prepayment of mortgage-related securities in the investment portfolio. Continued refinancing activity will impact both the balances and the yields earned on these securities. "The extended period of mortgage rate declines is likely to diminish yields on our mortgage-related assets and generate substantial cash inflows that we intend to redirect to finance loan growth associated with our branch expansion strategy," said Edge. "We are fortunate to have quality loan growth opportunities to put our investment cash flow to good use."

     During the fourth quarter of 2002, the expiration of two interest rate swaps is expected to benefit net interest income and margins. During the third quarter, the expiring swaps had a net cost of $1.5 million and a 15 basis point impact to the net interest margin. "We expect to see a $700,000 reduction in costs associated with these swaps in the fourth quarter compared to third quarter 2002," said Edge.

     Average deposits grew to $3.2 billion, an increase of 11 percent, or $308 million, compared to a year ago. This growth reflects aggressive company-wide efforts to attract additional core deposits, which increased $168 million due to an emphasis on primary transaction account business. As a result of the growth from the deposit initiatives, service charge income has increased 24 percent compared to the third quarter 2001.

     Total non-interest income decreased 11 percent, or $1.9 million, compared to the same period a year ago. The decrease was mainly due to a $1.8 million gain on branch sales and a $1 million gain from cash received on the merger of an ATM service provider in third quarter 2001. Excluding the gain on branch sales and the cash from the ATM merger, non-interest income would have increased $904,000, or 6 percent.

                                     2 of 4

     During the third quarter of 2002, the Company recognized impairment charges for mortgage servicing rights of $1.7 million, an increase of $816,000 over the same period a year ago. The total impairment valuation allowance stands at $3.2 million as of September 30, 2002.

     Mortgage revenues increased 49 percent, or $442,000, despite the $816,000 increase in impairment charges for mortgage servicing rights due to increasing prepayment speeds. During the third quarter, mortgage applications totaled $395 million compared to $189 million during the same quarter a year ago. Mortgage closings totaled $206 million for third quarter 2002, a 75 percent increase from the same period a year ago. Of the total third quarter closings, 73 percent were due to refinancings.

     Trust and asset management revenues decreased $808,000, or 12 percent, to $5.9 million in third quarter 2002. Declines in the equity markets, especially the S&P 500 index, impacted the value of AMCORE-managed assets, which in turn, caused a reduction in fee revenue. Assets under administration totaled $5.6 billion as of the end of the quarter, including $916 million in the Vintage Mutual Funds and $1.2 billion of the bank's investment portfolio.

     Net security gains rose $835,000 for the third quarter 2002 to $1.1 million compared to $309,000 during the same period a year ago. "The proceeds from the security sales are helping to fund our loan growth as we expand our business into the Chicago suburbs and Madison," said Edge.

     Total operating expenses increased 16 percent, or $4.8 million, to $34.2 million in third quarter 2002 from a year ago. The increase is due to a $3.1 million increase in personnel costs, of which $1.3 million, or $0.03 per share, relates to charges due to the retirement of the former CEO. Also impacting expenses are the costs associated with the new branches of $854,000 and variable expenses such as commissions and loan processing costs relating to higher mortgage volumes. The impact of the branching strategy, including net revenues and loan loss provisions, was dilution of $0.01 per share for the quarter and $0.03 per share for the nine months ended September 30, 2002. "In 2003, AMCORE's branch expansion program is expected to result in earnings dilution of $0.10 to $0.15 as start-up costs initially outpace net revenues. The level of this dilution will drive the pace of new branch openings in 2003," Edge said.

     Third quarter 2001 included $486,000, or approximately $0.02 per share of goodwill amortization. Amortization of goodwill was discontinued pursuant to SFAS No. 142, an accounting standard effective January 1, 2002. The year-to-date 2001 goodwill amortization was $1.5 million or $0.06 per share. No transition impairment charge was required and no impairment for the year is expected.

     Asset Quality & Reserves
     ------------------------
     Total non-performing assets increased 3.4 percent, or $1.1 million, from September 30, 2001 and decreased $2.6 million, or 7.5 percent, from June 30, 2002. Loans 90 days past due and still accruing decreased $10.4 million, or 58 percent, from the same period a year ago and increased $2.1 million, or 38 percent, from June 30, 2002. Total non-performing assets to total assets declined to 0.72 percent at September 30, 2002 from 0.77 percent at September 30, 2001 and 0.81 percent at June 30, 2002.

     Net charge-offs were $3.2 million, a decrease of $236,000 from third quarter 2001and an increase of $792,000 from the second quarter 2002. Net charge-offs were 46 basis points of average loans on an annualized basis during third quarter 2002. This compares to 54 basis points and 37 basis points, respectively, for third quarter 2001 and second quarter 2002.

     Total non-performing loans as a percentage of loans fell to 0.99 percent at September 30, 2002 down from 1.07 percent at September 30, 2001 and 1.06 percent at June 30, 2002. The allowance for loan losses, as a percentage of ending loans, decreased to 1.24 percent from 1.38 percent at September 30, 2001 and
1.27 percent at June 30, 2002. The allowance to non-performing loans was 124 percent compared to 129 percent at September 30, 2001 and 120 percent at June 30, 2002.

                                     3 of 4

     Branching Update
     ----------------

     During the third quarter, AMCORE opened two commercial loan offices, one at 4600 American Parkway, Madison, WI. and one at 300 Tri-State International, Lincolnshire, IL. During the fourth quarter, AMCORE will open three offices in the Illinois cities of St. Charles, McHenry and Des Plaines. In 2003 and early 2004, the Company plans to open an additional nine branches in the Chicago suburbs and Madison. This will bring the total number of AMCORE offices to 75, with 39 located along the I-90 corridor.

     AMCORE Financial, Inc. focuses on delivering high performance asset management and tailored financial business products to customers in selected high growth Midwestern markets. The Company is headquartered in Northern Illinois with investment assets under administration of $5.6 billion, including $1.2 billion of the bank's investment portfolio, and banking assets of $4.4 billion with 64 locations in Illinois, Wisconsin and Iowa.

     In addition to its banking subsidiary, the company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, capital management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

     This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

     Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors - many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) ability to attract and retain key executives or personnel;
(VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors;
(XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America (XVI) changes in assumptions or conditions affecting the application of "critical accounting policies": (XVII) inability of third-party vendors to perform critical services to the company or its customer.; and, (XVIII) the economic impact of the terrorist attacks on the U.S. on September 11 and the U.S. response to those attacks.

     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at www.AMCORE.com and at www.VintageFunds.com.

                                     4 of 4

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY


(dollars in thousands,                            Quarter Ended               Nine Months Ended       Trailing Twelve Months Ended
except per share data)                --------------------------------------------------------------------------------------------
                                        September 30,   Percent June 30,    September 30,    Percent    September 30,     Percent
Key Financial Highlights & Ratios       2002     2001   Change    2002     2002      2001    Change     2002      2001     Change
----------------------------------------------------------------------------------------------------------------------------------
Net revenues......................... $51,554  $48,697    5.9%  $48,207  $147,048  $145,911    0.8%   $198,076  $191,322    3.5%
Net interest income (FTE)............  35,563   31,880   11.6%   33,952   101,508    94,556    7.4%    134,884   125,860    7.2%
Operating expenses...................  34,249   29,412   16.4%   31,493    97,173    90,601    7.3%    130,207   119,529    8.9%
Net income...........................  10,683   10,743   (0.6%)  10,583    31,192    30,699    1.6%     42,736    41,210    3.7%
Diluted earnings per share...........    0.43     0.42    2.4%     0.42      1.25      1.18    5.9%       1.71      1.58    8.2%
Cash dividends per share.............    0.16     0.16    0.0%     0.16      0.48      0.48    0.0%       0.64      0.64    0.0%
Book value per share.................   14.15    12.55   12.7%    13.39

Shares outstanding (in thousands)
   Average diluted...................  24,923   25,640   (2.8%)  24,926    24,899    25,966   (4.1%)
   Ending............................  24,762   24,962   (0.8%)  24,699

Return on average assets.............   0.97%    1.10%  (0.13%)   1.01%     1.00%     1.01%  (0.01%)
Return on realized equity............  13.15%   13.74%  (0.59%)  13.58%    13.31%    13.18%   0.13%
Net interest margin (FTE)............   3.55%    3.49%   0.06%    3.51%     3.52%     3.35%   0.17%.
Efficiency Ratio (FTE) (A)...........  60.90%   60.30%   0.60%   62.73%    62.41%    61.86%   0.55%

(A) Ratio also excludes branch gains, portfolio restructuring and severance expense.

                                                          Quarter Ended                                Nine Months Ended
                                              ----------------------------------------------------------------------------------
                                                  September 30,     Percent     June 30,          September 30,         Percent
Income Statement                                2002       2001     Change        2002         2002         2001        Change
--------------------------------------------------------------------------------------------------------------------------------
Interest income.............................  $65,282    $68,368      (4.5%)    $63,816      $189,809     $216,101      (12.2%)
Interest expense............................   31,424     38,476     (18.3%)     31,623        93,579      127,748      (26.7%)
                                              -----------------------------------------      ----------------------------------
   Net interest income......................   33,858     29,892      13.3%      32,193        96,230       88,353        8.9%
Provision for loan losses...................    3,360      4,656     (27.8%)      2,653         8,653       14,369      (39.8%)
Non-interest income:
   Trust & asset management income..........    5,929      6,737     (12.0%)      6,189        18,808       20,354       (7.6%)
   Service charges on deposits..............    4,882      3,950      23.6%       4,113        12,862       10,758       19.6%
   Mortgage revenues........................    1,340        898      49.2%         499         3,684        4,194      (12.2%)
   Company owned life insurance income......    1,458      1,505      (3.1%)      1,469         4,184        3,935        6.3%
   Gain on branch sales.....................        -      1,803        N/M           -             -       10,498         N/M
   Other....................................    2,943      3,603     (18.3%)      3,119         8,777        9,039       (2.9%)
                                              -----------------------------------------      ----------------------------------
      Total non-interest income.............   16,552     18,496     (10.5%)     15,389        48,315       58,778      (17.8%)
Net security gains (losses).................    1,144        309     270.2%         625         2,503       (1,220)     305.2%
Operating expenses:
   Personnel costs..........................   19,963     16,838      18.6%      18,257        56,432       50,967       10.7%
   Net occupancy expense....................    2,034      1,825      11.5%       1,948         5,883        5,685        3.5%
   Equipment expense........................    2,036      1,818      12.0%       1,932         5,820        5,992       (2.9%)
   Data processing expense..................    1,624      1,516       7.1%       1,616         4,885        4,518        8.1%
   Professional fees........................    1,112        732      51.9%       1,074         3,207        2,884       11.2%
   Advertising & business development.......    1,095      1,021       7.2%       1,145         3,486        3,146       10.8%
   Amortization of intangible assets........       35        510     (93.1%)         36           106        1,595      (93.4%)
   Communication expense....................      999        929       7.5%       1,027         3,058        2,976        2.8%
   Other....................................    5,351      4,223      26.7%       4,458        14,296       12,838       11.4%
                                              -----------------------------------------      ----------------------------------
      Total operating expenses..............   34,249     29,412      16.4%      31,493        97,173       90,601        7.3%
                                              -----------------------------------------      ----------------------------------
Income before income taxes..................   13,945     14,629      (4.7%)     14,061        41,222       40,941        0.7%
Income taxes................................    3,262      3,682     (11.4%)      3,478        10,030       10,263       (2.3%)
                                              -----------------------------------------      ----------------------------------
Net income from operations..................  $10,683    $10,947      (2.4%)    $10,583       $31,192      $30,678        1.7%
Extinguishment of debt, net of tax..........        -       (204)       N/M           -             -         (204)        N/M
Accounting change, net of tax...............        -          -        N/M           -             -          225         N/M
                                              -----------------------------------------      ----------------------------------
Net income..................................  $10,683    $10,743      (0.6%)    $10,583       $31,192      $30,699        1.6%
                                              =========================================      ==================================

Segment Earnings
  Commercial Banking........................  $ 5,988    $ 3,271      83.1%     $ 5,566       $16,445      $10,830       51.8%
  Retail  Banking...........................    2,069      2,791     (25.9%)      2,928         7,242        6,003       20.6%
  Trust & Asset Management..................      835        899      (7.1%)        927         2,733        2,726        0.3%
  Mortgage Banking..........................       13        208     (93.8%)       (180)          377        1,230      (69.3%)
  Other.....................................    1,778      3,574     (50.3%)      1,342         4,395        9,910      (55.7%)
                                              -----------------------------------------      ----------------------------------
Total Segments..............................  $10,683    $10,743      (0.6%)    $10,583       $31,192      $30,699        1.6%
                                              =========================================      ==================================

AMCORE Financial, Inc.

                                                             Quarter Ended September 30,         Nine Months Ended September 30,
                                                         --------------------------------------------------------------------------
                                                                2002               2001              2002                2001
                                                         --------------------------------------------------------------------------
(dollars in thousands)                       Ending       Average  Yield/    Average  Yield/   Average   Yield/    Average  Yield/
                                             Balance      Balance   Rate     Balance   Rate    Balance    Rate     Balance   Rate
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities......................  $ 975,976   $ 974,690  5.54%   $ 834,924  6.45%   $ 934,409  5.66%    $887,045  6.67%
   Tax-exempt securities (FTE).............    224,398     239,489  7.47%     264,719  7.75%     239,401  7.53%     277,135  7.70%
   Other earning assets....................      6,115      10,506  1.47%      27,707  3.44%      15,802  1.55%      27,557  4.60%
   Loans held for sale.....................     83,832      46,728  5.42%      43,017  6.97%      41,928  6.09%      39,882  6.89%
   Gross loans (FTE).......................  2,767,277   2,727,838  6.95%   2,480,371  8.07%   2,614,464  7.08%   2,534,131  8.32%
                                            --------------------------------------------------------------------------------------
      Total Earning Assets (FTE)........... $4,057,598  $3,999,251  6.67%  $3,650,738  7.67%  $3,846,004  6.77%  $3,765,750  7.88%
   Intangible assets.......................     15,821      15,838             16,680             15,876             17,159
   Other non-earning assets................    349,067     333,657            298,501            318,228            292,120
                                            --------------------------------------------------------------------------------------
Total Assets............................... $4,422,486  $4,348,746         $3,965,919         $4,180,108         $4,075,029
                                            --------------------------------------------------------------------------------------
Liabilities & Stockholders' Equity:
   Interest bearing deposits............... $2,852,155  $2,812,893  3.25%  $2,526,311  4.53%  $2,683,799  3.38%  $2,608,881  4.90%
   Non-interest bearing deposits...........    377,632     360,049            338,327            355,474            342,988
                                            --------------------------------------------------------------------------------------
      Total Deposits.......................  3,229,787   3,172,942          2,864,638          3,039,273          2,951,869
                                            --------------------------------------------------------------------------------------
   Short-term borrowings...................    568,213     546,622  3.77%     423,805  4.92%     526,039  4.00%     440,880  5.65%
   Long-term borrowings....................    184,785     210,996  5.94%     291,464  5.97%     222,385  5.94%     295,568  6.06%
                                            --------------------------------------------------------------------------------------
      Total Interest Bearing Liabilities... $3,605,153  $3,570,511  3.49%  $3,241,580  4.71%  $3,432,223  3.65%  $3,345,329  5.11%
   Other liabilities.......................     89,398      79,926             70,974             70,028             73,528
                                            --------------------------------------------------------------------------------------
      Total Liabilities.................... $4,072,183  $4,010,486         $3,650,881         $3,857,725         $3,761,845
      Stockholders' Equity.................    350,303     338,260            315,038            322,383            313,184
                                            --------------------------------------------------------------------------------------
Total Liabilities & Stockholders' Equity... $4,422,486  $4,348,746         $3,965,919         $4,180,108         $4,075,029
                                            ======================================================================================

                                                                   Quarter Ended                            Nine Months Ended
                                            --------------------------------------------------------------------------------------
                                                September 30,        Percent    June 30,  Percent        September 30,     Percent
Asset Quality                                  2002        2001      Change      2002     Change        2002      2001     Change
----------------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses...........  $ 34,177    $ 34,137      0.1%    $ 33,986     0.6%
Net charge-offs............................     3,169       3,405     (6.9%)      2,377    33.3%     $ 8,416    $ 8,510     (1.1%)
Net charge-offs to average loans (B).......      0.46%       0.54%   (0.08%)      0.37%    0.09%        0.43%      0.45%   (0.02%)

Non-performing assets:
   Non-performing loans - nonaccrual.......  $ 27,501    $ 26,537      3.6%    $ 28,369    (3.1%)
   Foreclosed real estate (OREO)...........     3,118       3,076      1.4%       3,844   (18.9%)
   Other foreclosed assets.................     1,362       1,315      3.6%       2,358   (42.2%)
                                            -----------------------------------------------------
      Total non-performing assets..........  $ 31,981    $ 30,928      3.4%    $ 34,571    (7.5%)
                                            =====================================================
Loans 90 days past due & still accruing....  $  7,564    $ 17,995    (58.0%)   $  5,479    38.1%

(B) On an annualized basis.

                                             September 30,           June 30,
Key Asset Quality Ratios                         2002       2001       2002
------------------------------------------------------------------------------
   Allowance to ending loans...............      1.24%       1.38%      1.27%
   Allowance to non-performing loans.......    124.28%     128.64%    119.80%
   Non-performing loans to loans...........      0.99%       1.07%      1.06%
   Non-performing assets to loans & OREO...      1.15%       1.24%      1.29%
   Non-performing assets to total assets...      0.72%       0.77%      0.81%

Capital Adequacy
------------------------------------------------------------------------------
  Total risk-based capital.................     10.93%      11.76%     11.25%
  Tier 1 risk-based capital................      9.91%      10.60%     10.18%
  Leverage ratio...........................      7.73%       7.86%      7.79%